UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the quarter and fiscal year ended March 31, 2008
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Earnings release of Sterlite Industries (India) Limited dated April 26, 2008.
EX-99.2 Standalone and consolidated financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter (unaudited) and fiscal year (audited) ended March 31, 2008.

Other Events
On April 26, 2008, Sterlite Industries (India) Limited (the “Company”) issued an earnings release announcing its unaudited standalone and consolidated financial results under Indian GAAP for the quarter ended March 31, 2008 (the fourth quarter of its fiscal year ending March 31, 2008) and its audited standalone and consolidated financial results under Indian GAAP for the fiscal year ended March 31, 2008. A copy of the earnings release dated April 26, 2008 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s unaudited standalone and consolidated financial results under Indian GAAP for the quarter ended March 31, 2008 and its audited standalone and consolidated financial results under Indian GAAP for the fiscal year ended March 31, 2008 are attached hereto as Exhibit 99.2 and are incorporated herein by reference.
Forward-Looking Statements:
In addition to historical information, this Form 6-K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Registration Statement on Form F-1. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6-K . In addition, you should carefully review the other information in our Registration Statement and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.
Exhibits
99.1	Earnings release of Sterlite Industries (India) Limited dated April 26, 2008.

99.2	Unaudited standalone and consolidated financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter ended March 31, 2008 and audited standalone and consolidated financial results of Sterlite Industries (India) Limited under Indian GAAP for the fiscal year ended March 31, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: April 29, 2008

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Earnings release of Sterlite Industries (India) Limited dated April 26, 2008.

99.2	Unaudited standalone and consolidated financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter ended March 31, 2008 and audited standalone and consolidated financial results of Sterlite Industries (India) Limited under Indian GAAP for the fiscal year ended March 31, 2008.